UBI Blockchain Internet, Ltd.

A Delaware Corporation

_________________________________________________________________________________

8250 W. Charleston Blvd., Suite 120, Las Vegas, NV 89117

Telephone: (702) 544-0195

April 17, 2017

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Terence O'Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Re: UBI Blockchain Internet, Ltd.

Form 10-K for the Year Ended August 31, 2016

Filed December 14, 2016

Form 10-Q for the Period Ended November 30, 2016

Filed January 27, 2017

File No. 0-54236

Dear Mr. O'Brien:

On behalf of UBI Blockchain Internet, Ltd. (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 31, 2017 (the “Comment Letter”) relating to the Company’s Form 10-K filed December 14, 2016 and Form 10-Q filed January 27, 2017.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to Form 10-K for the year ended August 31, 2016 and Amendment No. 1 to Form 10-Q for the period ended November 30, 2016.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

April 13, 2017

Form 10-K for the Year Ended August 31, 2016

Report of Independent Registered Public Accounting Firm, page F-1

1. The report provided on page F-1 notes that the financial statements as of August 31, 2015 were audited by another auditor. Please amend your Form 10-K to also include the report of the other auditor being referred to by your current auditors. Refer to Rule 2-05 of Regulation S-X.

Response: We contacted our previous auditor. They have provided us with a report and their consent letter which has now been included in the amended filing.

Form 10-Q for the Period Ended November 30, 2016

2. Given your disclosures on page 13, please indicate on the cover of your filings that you are a shell company.

Response: The cover of the Form 10-Q filing has been amended to indicate that the Company is a shell company for the period ended November 30, 2016.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your attention to our filings.

Respectfully yours,

UBI Blockchain Internet, Ltd.

/s/ Chan Cheung

Chan Cheung

CFO